RECEIVED
2004 OCT 25 A 11:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ESSILOR

File N° 82-4944

04045694

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

SUPPL

October 21, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

V. Gillet

Véronique Gillet
VP Investor Relations

dlw 10/25

Encl.: Sales at September 30, 2004

ESSILOR

PRESS RELEASE

Nine-Month 2004 Sales Up 12.4% Excluding the Currency Effect

Charenton-le-Pont (October 21, 2004) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated sales for the nine months ended September 30, 2004:

In € millions	**September 30, 2004**	September 30, 2003	% change
Sales	**1,702.2**	1,565.8	8.7%

On a like-for-like basis, sales were up **7.1%** for the period. Companies acquired in 2003 and 2004 **added 5.3 points** to growth, while the currency effect was a negative **3.7 points**, feeding through to a reported increase of 8.7%.

Sales by region

In € millions	**September 30, 2004**	September 30, 2003	*% change reported*	*% change like-for-like*
Europe	**827.6**	754.0	*9.8%*	*4%*
North America	**702.4**	662.1	*6.1%*	*8.7%*
Asia-Pacific	**132.3**	113.5	*16.5 %*	*15.4%*
Latin America	**39.9**	36.2	*10.2%*	*15.5%*

Based on like-for-like growth, business continued to trend upwards in all markets, including Europe, where organic growth excluding Germany totaled 6.5%. Thanks to sustained demand for new products launched during the year in progressive lenses (Varilux® Ellipse®), anti-reflective coatings (Crizal® Alizé™) and ultra high-index lenses (1.74), Essilor will again outpace the market over the full year.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Véronique Gillet
Phone: + 33 0 (1) 49 77 42 16

COMMUNIQUE DE PRESSE

Chiffre d'affaires 9 mois 2004 : + 12,4 % hors change

Charenton-le-Pont (21 octobre 2004) -- Au 30 septembre 2004, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**30 septembre 2004**	30 septembre 2003	Variation
Chiffre d'affaires	**1 702,2**	1 565,8	+ 8,7 %

En base homogène, la croissance atteint **+ 7,1 %**, auxquels s'ajoute un effet de périmètre de **+ 5,3 %** provenant des sociétés acquises en 2003 et 2004. L'effet de change représente **- 3,7 %**, ce qui ramène la croissance réelle du chiffre d'affaires consolidé à + 8,7 %.

Chiffre d'affaires par région

En millions d'euros	**30 septembre 2004**	30 septembre 2003	*Variation*	*Croissance en base homogène*
Europe	**827,6**	754,0	*+ 9,8 %*	*+ 4 %*
Amérique du Nord	**702,4**	662,1	*+ 6,1 %*	*+ 8,7 %*
Asie Océanie	**132,3**	113,5	*+ 16,5 %*	*+ 15,4 %*
Amérique latine	**39,9**	36,2	*+ 10,2 %*	*+ 15,5 %*

L'activité, mesurée par la croissance en base homogène, est restée bien orientée dans l'ensemble des marchés, y compris en Europe où la croissance organique, hors Allemagne, s'établit à 6,5 %. Le succès des produits lancés au cours de l'année dans les verres progressifs (Varilux® Ellipse®), les verres antireflet (Crizal® Alizé™) et le matériau à ultra haut indice (1,74) se poursuit et permettra à Essilor de croître, cette année encore, plus vite que le marché.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél.: 01 49 77 42 16
www.essilor.com